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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              EMCARE HOLDINGS INC.
                           (Name of Subject Company)

                             EHI ACQUISITION CORP.

                                  LAIDLAW INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  290820 10 9
                     (Cusip Number of Class of Securities)
                            ------------------------

                                 IVAN R. CAIRNS
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  LAIDLAW INC.
                            3221 NORTH SERVICE ROAD
                          BURLINGTON, ONTARIO L7R 3Y8

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                               STEPHEN J. DRAGICH
                             SCHIFF HARDIN & WAITE
                                7200 Sears Tower
                               Chicago, Illinois
                                 (312) 258-5692
                            ------------------------

                           CALCULATION OF FILING FEE

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
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Transaction Valuation*:  $366,558,241.50      Amount of Filing Fee**:  $73,311.65
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

* For purposes of calculating the fee only. This amount assumes the purchase of 9,583,222 shares of common stock, par value $.01 per share (the "Shares"), of the subject company for $38.00 cash per Share, based on the number of Shares represented by the subject company as outstanding as of July 31, 1997, and the number of Shares issuable upon exercise of all outstanding options under the subject company's stock option plans.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable    Filing Party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed: Not Applicable

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                                     14D-1

CUSIP No. 290820 10 9                                                             Page 2

 1.  Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

             EHI ACQUISITION CORP.

 2.  Check the Appropriate Box if a Member of a Group
                                                                                 (a)  /X/
                                                                                 (b)  / /

 3.  SEC Use Only

 4.  Sources of Funds

             WC, AF

 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                      / /

 6.  Citizenship or Place of Organization

             DELAWARE

 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

             0

 8.  Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                      / /

 9.  Percent of Class Represented by Amount in Row 7

             0%

10.  Type of Reporting Person

             CO

                                       2
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                                     14D-1

CUSIP No. 290820 10 9                                                             Page 3

 1.  Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

             LAIDLAW INC.

 2.  Check the Appropriate Box if a Member of a Group
                                                                                 (a)  /X/
                                                                                 (b)  / /

 3.  SEC Use Only

 4.  Sources of Funds

             WC, OO

 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                      /X/

 6.  Citizenship or Place of Organization

             CANADA

 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

             0

 8.  Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                      / /

 9.  Percent of Class Represented by Amount in Row 7

             0%

10.  Type of Reporting Person

             CO

                                       3
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                                 SCHEDULE 14D-1

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by EHI Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation ("Laidlaw"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of EmCare Holdings Inc. at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 1997 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is EmCare Holdings Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1717 Main Street, Suite 5200, Dallas, Texas 75201. The address of the Purchaser's principal executive office is 669 Airport Freeway, Suite 400, Hurst, Texas 76053.

    (b) The class of equity securities to which this Schedule 14D-1 relates is common stock, par value $.01 per share, of the Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

    (c) The information set forth in the Offer to Purchase under "Introduction" and in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by the Purchaser and Laidlaw. The information set forth in the Offer to Purchase under "Introduction," in
Section 8 ("Certain Information Concerning the Purchaser and Laidlaw") and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Purchaser, Laidlaw nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

    (c) Not applicable.

                                       4
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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(c) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

    (e)-(g) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") and in Section 13 ("Effect of the Offer on the Market for the Shares, Nasdaq National Market Listing and Exchange Act Registration") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning the Purchaser and Laidlaw"), in
Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase in Section 10 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Offer to Purchase under "Introduction," in
Section 8 ("Certain Information Concerning the Purchaser and Laidlaw"), in
Section 9 ("Source and Amount of Funds"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the Offer to Purchase in Section 8 ("Certain Information Concerning the Purchaser and Laidlaw") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

    (b)-(e) The information set forth in the Offer to Purchase under "Introduction," in Section 13 ("Effect of the Offer on the Market for the Shares, Nasdaq National Market Listing and Exchange Act Registration") and in
Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

                                       5
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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Offer to Purchase, dated August 5, 1997.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Form of summary advertisement, dated August 5, 1997.

   (a)(8) Text of joint press release issued by Laidlaw and the Company on July 30, 1997.

   (b)   Not applicable.

   (c)(1) Agreement and Plan of Merger, dated as of July 29, 1997, by and among the Company, the Purchaser and Laidlaw.

   (c)(2) Stock Purchase Agreement, dated as of July 29, 1997, by and among Laidlaw, Leonard M. Riggs, Jr., M.D. and William F. Miller.

   (c)(3) Agreement, dated as of July 29, 1997, by and between Purchaser, Leonard M. Riggs, Jr., M.D. and William F. Miller.

   (c)(4) Employment Agreement, dated as of July 29, 1997, by and between the Company and Leonard M. Riggs, Jr., M.D.

   (c)(5) Employment Agreement, dated as of July 29, 1997, by and between the Company and William F. Miller.

   (d)   Not applicable.

   (e)   Not applicable.

   (f)   Not applicable.

                                       6
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1997           EHI ACQUISITION CORP.

                                By:              /s/ IVAN R. CAIRNS
                                     -------------------------------------------

                                Its: SENIOR VICE PRESIDENT, GENERAL COUNSEL AND
                                     SECRETARY
                                     -------------------------------------------

                                LAIDLAW INC.

                                By:              /s/ IVAN R. CAIRNS
                                     -------------------------------------------

                                Its: SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                     -------------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NO.                                    DESCRIPTION
--------   --------------------------------------------------------------------

 (a)(1)    Offer to Purchase, dated August 5, 1997.

 (a)(2)    Letter of Transmittal.

 (a)(3)    Notice of Guaranteed Delivery.

 (a)(4)    Letter from the Dealer Manager to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees.

 (a)(5)    Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

 (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(7)    Form of summary advertisement, dated August 5, 1997.

 (a)(8)    Text of joint press release issued by Laidlaw and the Company on
             July 30, 1997.

 (c)(1)    Agreement and Plan of Merger, dated as of July 29, 1997, by and among the Company, the Purchaser and Laidlaw.

 (c)(2)    Stock Purchase Agreement, dated as of July 29, 1997, by and among
             Laidlaw, Leonard M. Riggs, Jr., M.D. and William F. Miller.

 (c)(3)    Agreement, dated as of July 29, 1997, by and among Laidlaw,
             Purchaser, Leonard M. Riggs, Jr., M.D. and William F. Miller.

 (c)(4)    Employment Agreement, dated as of July 29, 1997, by and between the
             Company and Leonard M. Riggs, Jr., M.D.

 (c)(5)    Employment Agreement, dated as of July 29, 1997, by and between the
             Company and William F. Miller.